

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

Via E-mail
Matias I. Gaivironsky
Chief Financial Officer
IRSA Investments and Representations Inc.
Moreno 877 22nd Floor
Buenos Aires, Argentina

> **Re:** **IRSA Investments and Representations Inc.**
> **Form 20-F**
> **Filed on October 31, 2013**
> **File No. 001-13542**
>
> **IRSA Investments and Representations Inc.**
> **Form 20-F**
> **Filed on October 31, 2012**
> **File No. 001-13542**

Dear Mr. Gaivironsky:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K/A filed December 19, 2012

1) We note your correspondence dated October 18, 2013, January 2, 2014 and January 24, 2014. We continue to evaluate your responses.

2) For the barter transactions that have been completed, please compare the specifications of the total completed project to the specifications agreed to in the barter agreement. Also, compare the specifications of the actual units received to the specifications of those units agreed to in the barter agreement. To the extent there are significant differences in the specifications, please tell us the process that occurred to approve these changes. Also, please compare the fair value of units received to value of the receivable recorded.

Form 20-F for the fiscal year ended June 30, 2013

Item 5. Operating and Financial Review and Prospects, page 54

A. Operating Results, page 54

3) We note the response to comment 2 included in your response letter dated May 20, 2013 that "the Company agrees to disclose in its future Exchange Act reports a more detailed discussion of leasing activity in its shopping center and office portfolio during the reporting period, including the amount of new leases and renewed leases executed, the amount of leases that were not renewed and leasing costs. With respect to renewed leases, the Company will, to the extent there is a material difference, provide quantitative disclosure comparing the average base rent per square meter on expiring leases with rates on the new leases." We have been unable to find the revised disclosure. Please advise.

4) We note you discuss your results of operations for certain line items on a segment basis only. Please also discuss your results of operations using the amounts from your Consolidated Statements of Income. Refer to Item 5 of Form 20-F.

B. Liquidity and Capital Resources, page 85

Capital Expenditures, page 88

5) Please tell us if you capitalized personnel costs to investment properties, property, plant and equipment, or trading properties. To the extent material, please separately quantify and disclose personnel costs capitalized to investment properties, property, plant and equipment, or trading properties for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your Operating and Financial Review and Prospects.

F. Tabular Disclosure of Contractual Obligations, page 90

6) It does not appear that you have disclosed the amount of interest related to your borrowings. Please confirm that you will disclose this information in future filings. Please refer to footnote 46 in our Release 33-8350.

Item 8. Financial Information, page 100

Other Litigation, page 101

7) We note your disclosure of the alleged charges by and penalties paid to the Comisión Nacional de Valores as a result of their investigation carried out on your corporate books in October 2010. Please provide additional details of the alleged charges and penalties.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-9

8) Please tell us how you determined it was appropriate to present the detail of cash generated by operations within your footnotes as opposed to the face of your Consolidated Statements of Cash Flows.

Notes to Consolidated Financial Statements, page F-10

2. Summary of significant accounting policies, page F-11

2.7 Property, plant and equipment, page F-27

9) We note you disclose that gains and losses from the disposal of property, plant and equipment are recognized within Other operating results, net; and that Gain from disposal of investment properties is a line item to arrive at Profit from operations. Upon disposal, please tell us how you determined it was not necessary to classify these gains and losses as well as any related revenues and expenses within discontinued operations. Your response should address, but not necessarily be limited to, that your hotels are classified under property, plant and equipment and that shopping centers and offices are classified under investment properties. Please refer to IFRS 5.

2.27 Revenue recognition, page F-43

Development property activities, page F-47

10) It appears that there may be a financing element to the barter transactions. Please tell us what consideration you gave to imputing interest on the in-kind receivables from the barter transactions and cite the relevant guidance.

4. Acquisitions, dispositions and authorization pending approval, page F-86

Acquisition of equity interest in joint venture, page F-87

11) Please tell us the nature of the Ps. 6.1 million recognized as Trade and other receivables. Your response should include the authoritative accounting literature management relied upon for accounting for this item.

6. Critical accounting estimates and assumptions, page F-109

12) We note your disclosures in Note 2 on pages F-25, F-28, F-32 and F-33 regarding capitalization of certain costs. Please revise your disclosure to expand upon your capitalization policy as it relates to construction/development costs; both for properties under development and for operating properties included in other segments; including not

only interest and real estate taxes, but also allocated salaries and G&A, as well as any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. This disclosure should include a discussion of the periods of capitalization including determination of when the capitalization period ends.

13) We note your disclosure on page F-25 regarding the capitalization of leasing fees paid to third parties. Please include a critical accounting policy relating to leasing costs, including legal, internal leasing employee salaries and any other costs deferred and amortized over the terms of the respective leases.

Restrictions, commitments and other matters in respect of joint ventures, page F-124

Entertainment Holdings S.A., page F-125

14) On page F-87, you disclose that you acquired your interest in Entertainment Holdings S.A. in November 2012. On page F-125, you disclose an Executive Order that annulled the sale of the Fairground to the SRA. Please tell us how you considered the impact of this Executive Order on your interest in Entertainment Holdings S.A. Within your response, please disclose the authoritative accounting literature management relied upon.

10. Interests in associates, page F-129

15) You disclose that the fair value of your interest in BHSA is Ps. 491.2 million at June 30, 2013. However, it appears that your carrying amount of this interest is Ps. 1 billion. Please tell us how you considered the fair value during your impairment analysis of this interest.

16) It appears that you have recorded losses after your interest in New Lipstick LLC was reduced to zero. Please tell us if you have incurred legal or constructive obligations or made payments on behalf of New Lipstick LLC. Please refer to paragraph 39 of IAS 28.

16. Financial instruments by category, page F-145

17) We note that your investment in the equity securities of TGLT, a public company listed on the Buenos Aires Stock Exchange, are considered Level 1 assets at July 1, 2011; Level 2 assets at June 30, 2012; but again Level 1 at June 30, 2013. Your disclosure on page F-151 indicates that the change from Level 1 to Level 2 for 2012 was due to a lack of trading activity. Furthermore, you disclose on page F-152 that these shares are valued using a theoretical price. Please clarify to us how you determined that these shares are Level 1 assets at June 30, 2013.

18) We note that you value the preferred shares of Supertel using the binomial tree, which is a pricing model normally associated with option pricing. Please tell us how you determined that this was the most appropriate model to use in the valuation of these preferred shares.

18. Trade and other receivables, page F-153

19) Please clarify the nature of the checks to be deposited and tell us how you determined it is appropriate to record this item within trade and other receivables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Duc Dang, Special Counsel at (202) 551-3386 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant